EXHIBIT 10.4

Human Resources Executive Recruiting	300 Lakeside Drive Oakland, CA 94612
Certain identified information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential.

March 15, 2023

Carolyn Burke
[****]
[****]

Dear Carolyn:

We are thrilled to extend a contingent offer of employment effective March 15, 2023, for the position of Executive Vice President, Finance, PG&E Corporation reporting to the Chief Executive Officer, PG&E Corporation. Your position title will change around May 4,2023 to Executive Vice President, and Chief Financial Officer. This offer is subject to board approval of your election to Executive Vice President.

Your total annual compensation package will consist of the following:

1.An annual base salary of $725,000 ($60,416.67/month) subject to ordinary withholdings, payable monthly on the 23rd of the month or prior business day in accordance with PG&E’s1 standard payroll practice.

2.A one-time cash sign-on bonus of $400,000, to be paid on your second paycheck, subject to supplemental withholdings. Should you voluntarily resign within two years of your start date, you will be obligated to repay the pro-rated amount.

3.A one-time new hire award of $400,000 in Restricted Stock Units (RSUs) that vest 50% per year on each of the first two anniversaries of the grant date. The grant date of your RSU award will be the later of your hire date or the date the award is approved by the People and Compensation Committee of the PG&E Corporation board, or, if your grant date otherwise would occur during a “trading blackout” period, the first business day after the trading blackout ends. The initial value of your award is used to determine the number of RSUs you receive on the grant date. The ultimate value that you realize will depend on your employment status and the performance of PG&E Corporation common stock. You will receive additional details on the award when it is granted.

4.Participation in the Company's Short-Term Incentive Plan (STIP) with a target participation rate of 75% of your eligible earnings (i.e., base salary) received during each plan year. You must be on PG&E’s active payroll as of September 30 of each year to be eligible for a payout for that year. The STIP is an at-risk component of pay that rewards employees annually and is tied to company and individual performance. STIP awards are completely discretionary and not guaranteed. The People and Compensation Committee retains full discretion with respect to awarding STIP payments. For an employment period that does not span the entire calendar year, the STIP will be pro-rated for the period in which you were on PG&E’s active payroll.

1     For purposes of this document, “PG&E” refers to Pacific Gas and Electric Company and PG&E Corporation collectively.

5.Participation in the PG&E Corporation Long-Term Incentive Plan (LTIP) with an initial target award of $1,800,000 for 2023. This award will consist of 100% performance share units (PSUs) The value of performance shares typically is determined after the end of a three-year performance period, at which time the performance shares vest in the applicable percentage. LTIP awards typically are granted in March of each year; if your start date is after the regular annual awards are granted, the grant date of your 2023 award will be the later of your start date or the first business day after any then-effective trading blackout ends. The People and Compensation Committee retains full discretion with respect to the approval of LTIP award form, amounts and terms.

6.Participation in the PG&E Corporation Retirement Savings Plan (RSP), a 401(k) savings plan. You will be eligible to contribute as much as 50% of your salary on either a pre-tax or after-tax basis. We will match contributions up to 8% of your salary at 75 cents on each dollar contributed. All RSP contributions are subject to applicable legal limits.

7.Participation in the PG&E Corporation Supplemental Retirement Savings Plan (SRSP), a non-qualified, deferred compensation plan. You may elect to defer payment of some of your compensation on a pre-tax basis, subject to IRS and other legal restrictions. Additionally, we will provide you with the full matching contributions that cannot be provided through the RSP due to legal limitations imposed on highly compensated employees.

8.Conditioned upon meeting plan requirements, retirement benefits under PG&E’s qualified pension (cash balance formula) and non-qualified retirement benefits, post-retirement life insurance, and retiree medical plans.

The qualified pension is subject to income limitations set by the IRS each year—your base pay up to that limit will be used to determine your qualified pension benefit. Your total compensation, irrespective of the IRS limit, will be used to determine your benefit under the supplemental pension plan for officers, the Defined-Contribution Supplemental Executive Retirement Plan (DC-ESRP), which credits 7% of both base pay and STIP earnings. You will not participate in the supplemental pension plan for non-officer employees, the Retirement Excess Plan, which uses a different methodology to calculate supplemental pension benefits (including only base pay, not STIP earnings).

9.An initial annual Paid Time Off of four weeks, subject to future increases based on length of service. For your first year, the PTO allotment will be pro-rated based on your date of hire. In addition, PG&E recognizes eleven paid company holidays and three floating holidays immediately upon hire.

10.Participation in the Company’s health benefits program, which permits you to select coverage tailored to your personal needs and circumstances. Information and instructions on how to enroll in health plan benefits will be provided to you within your first ten days of employment. The benefits options you choose will be effective retroactively to your date of hire. You will have 31 days from your start date to make health and welfare benefit choices that best fit your needs.

11.A comprehensive relocation package, the major components of which include reimbursement of home purchase closing costs, home sale direct reimbursement, move of your household goods, temporary corporate housing, and a $52,000 lump sum ($7,000 standard relocation expense allowance and an additional $45,000 allowance).

Altair, our relocation vendor partner, will contact you no later than 30 days before your start date to thoroughly review the relocation program with you. They will provide you with the details of the program and partner with you throughout the entire relocation process. If you receive no call from Altair, please email Relocation Services at RelocationServices@pge.com. Should you voluntarily resign from PG&E within two years of starting your relocation you will be obligated to repay a pro-rated amount of the cost of the relocation package, based on your resignation date. You will be required to sign an agreement detailing the terms and conditions of the relocation program.

The general overall terms of PG&E’s compensation and benefit programs (including but not limited to STIP, LTIP, qualified and supplemental pension, time off, and healthcare offerings) are subject to change over time. No portion of this letter is intended to indicate a guarantee of the terms and conditions of such programs existing at the time of this offer.

As an executive officer of PG&E, you are required to hold PG&E Corporation common stock and stock equivalents. Per the company’s Stock Ownership Guidelines, you are expected to meet your ownership target of 300% of your base salary. Until your ownership target is met, you will be required to retain 300% of the net shares you receive (after satisfying tax withholding requirements) upon vesting of LTIP awards.

You will be an employee at will, meaning PG&E can terminate your employment at any time, with or without cause and with or without notice. In the event you are terminated without cause, you will be eligible for benefits under the PG&E Corporation Officer Severance Policy, including pro-rata STIP for partial-year service over six months as noted in such policy.

The offer is contingent on your passing a comprehensive background verification and a standard drug analysis test. We will also verify your eligibility to work in the United States based on applicable immigration laws.

Sincerely,

Julius Cox
Executive Vice President, People, Shared Services & Supply Chain
PG&E Corporation and Pacific Gas and Electric Company

Please acknowledge your acceptance of this offer and the terms of this letter by signing the original and returning it to Executive Recruiting.

/s/ CAROLYN BURKE	3/15/2023
Signature	Date